John K. Bakewell
Executive Vice President and
Chief Financial Officer
December 8, 2006
VIA U.S. MAIL, FACISIMILE AND EDGAR
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended September 30, 2006
Form 8-K filed October 25, 2006
File No 0-32883
Dear Mr. Vaughn:
This letter sets forth the responses of Wright Medical Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 27, 2006, from Kevin L. Vaughn to John K. Bakewell, Executive Vice President and Chief Financial Officer of the Company. The Company understands that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings. The Company appreciates the willingness of you and Eric Atallah, Staff Accountant, to work with it in this regard. For convenience of reference, the numbers set forth below correspond to the numbers set forth in the Staff’s letter.
Form 10-K for the year ended December 31, 2005
Financial Statements, page 44
Note 5. Property, Plant and Equipment, page 57
1.	Please note that there are no contractual terms with respect to the usage of our instruments by our customers. Surgeons are under no contractual commitment to use our instruments. We maintain ownership of these instruments and, when requested, we allow the surgeons to use our instruments to facilitate implantation of our products. We do not charge for the use of our instruments and there are no minimum purchase commitments for our products. As is the case with other companies in our industry, our surgical instruments are typically used by the surgeon because they are unique to our products. Therefore, there are no contractual terms to disclose.

Mr. Kevin L. Vaughn
December 8, 2006

As the Company’s surgical instrumentation is used numerous times over several years, we classify these instruments as a component of property, plant and equipment. Unlike depreciation of the machinery and equipment used in manufacturing our products, depreciation of surgical instruments is instead a cost associated with Company’s selling process. Therefore, and consistent with other companies in our industry, we record the depreciation of surgical instrumentation within selling, general and administrative expenses. Because instrument depreciation is unrelated to the Company’s cost of goods sold, we believe that SAB Topic 11-B does not apply. Specific examples of our direct competitors that record depreciation of surgical instrumentation within selling, general and administrative expenses include Zimmer Holdings, Inc., and Stryker Corporation.
Item 9A. Controls and Procedures, page 70
2.	In future filings, the Company will clarify whether our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Form 10-Q for the quarterly period ended September 30, 2006
Condensed Consolidated Statements of Operations, page 2
3.	In future filings, the Company will remove the non-cash stock-based compensation subtotal from the table included as a footnote on the face of our statements of income. The Company will disclose the information in this table within the notes to the financial statements as well as within Management’s Discussion and Analysis as permitted in SAB Topic 14-F.
Form 8-K filed October 25, 2006
4.	The Company will remove the pro forma statement of income from all future filings in accordance with your comments. Instead, we will disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations. We will revise our disclosure regarding the use of non-GAAP measures to provide all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. A sample of our proposed revised disclosure regarding the use of non-GAAP measures and our proposed revised reconciliations of the non-GAAP measures presented, based upon our Form 8-K dated October 25, 2006, is attached to this letter for your review.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
December 8, 2006

The Company hopes that its responses satisfactorily address the Staff’s comments. If the members of the Staff have any further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4527.
Very truly yours,
/s/ John K. Bakewell
John K. Bakewell
Executive Vice President and
Chief Financial Officer

cc:	Gary Henley, President and Chief Executive Officer
Jason Hood, Vice President, General Counsel and Secretary
Lance Berry, Vice President and Corporate Controller
Peter H. Kesser, Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Mike Landrum, KPMG LLP

SAMPLE
Non-GAAP Financial Measures
The Company uses non-GAAP financial measures, such as net sales, excluding the impact of foreign currency, gross profit, as adjusted, selling, general and administrative expense, as adjusted, research and development expense, as adjusted, operating income, as adjusted, income before income taxes, as adjusted, provision for income taxes, as adjusted, net income, as adjusted and net income, as adjusted, per diluted share. The Company’s management believes that the presentation of these measures provides useful information to investors. These measures may assist investors in evaluating the Company’s operations, period over period. The measures exclude such items as business development activities, including purchased in-process research and development, the financial impact of significant litigation, and non-cash stock-based expense, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the Company’s reported results of operations for a period. Management uses these measures internally for evaluation of the performance of the business, including            the allocation of resources and the evaluation of results relative to employee performance compensation targets. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.
Wright Medical Group, Inc.
Reconciliation of As Reported Results to Non-GAAP Financial Measures
(in thousands, except per share data —unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Gross Profit

Gross profit, as reported	$56,120	$53,216	$180,140	$171,460
Non-cash, stock-based compensation	258	—	487	11

Gross profit, as adjusted	$56,378	$53,216	$180,627	$171,471

Selling, General and Administrative Expense

Selling, general and administrative expense, as reported	$45,494	$40,110	$143,396	$121,276
Non-cash, stock-based compensation	(2,845)	(65)	(8,007)	(380)

Selling, general and administrative expense, as adjusted	$42,649	$40,045	$135,389	$120,896

Research and Development Expense

Research and development expense, as reported	$6,175	$5,904	$19,994	$16,505
Non-cash, stock-based compensation	(556)	—	(1,627)	(5)

Research and development expense, as adjusted	$5,619	$5,904	$18,367	$16,500

Operating Income

Operating income, as reported	$3,464	$6,182	$13,496	$30,560
Non-cash, stock-based compensation	3,659	65	10,121	396

Operating income, as adjusted	$7,123	$6,247	$23,617	$30,956

     SAMPLE
Wright Medical Group, Inc.
Reconciliation of As Reported Results to Non-GAAP Financial Measures
(Con’t)
(in thousands, except per share data—unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Income Before Income Taxes

Income before income taxes, as reported	$5,584	$6,310	$16,167	$30,445
Non-cash, stock-based compensation	3,659	65	10,121	396
Gain on sale of investment	(1,499)	—	(1,499)	—

Income before income taxes, as adjusted	$7,744	$6,375	$24,789	$30,841

Provision for Income Taxes

Provision for income taxes, as reported	$1,979	$2,324	$7,503	$11,423
Tax impact of non-cash, stock-based expense	918	26	2,149	157
Tax impact of gain on sale of investment	(95)	—	(95)	—

Provision for income taxes, as adjusted	$2,802	$2,350	$9,557	$11,580

Net Income

Net income, as reported	$3,605	$3,986	$8,664	$19,022
Non-cash, stock-based compensation, net of taxes	2,741	39	7,972	239
Gain on sale of investment, net of taxes	(1,404)	—	(1,404)	—

Net income, as adjusted	$4,942	$4,025	$15,232	$19,261

Net Income Per Diluted Share

Net income per diluted share, as reported	$0.10	$0.11	$0.25	$0.54
Non-cash, stock-based compensation, net of taxes	0.08	0.00	0.23	0.01
Gain on sale of investment, net of taxes	(0.04)	—	(0.04)	—

Net income per diluted share, as adjusted	$0.14	$0.11	$0.43	$0.55